Exhibit 99.1

CureVac Announces Financial Results for the Fourth Quarter and Full-Year 2023
and Provides Business Update

•	Organizational redesign and rightsizing initiated across company to streamline structures, increase efficiency and reduce operating costs

•	Together with GSK, ended Pandemic Preparedness Agreement (PPA) with Federal Republic of Germany, after consultation with the German Federal Ministry of Health

•	Cash and cash equivalents position of €402.5 million as of December 31, 2023; cash runway extended into Q4 2025 with organizational redesign and despite PPA wind-down

•	Strategic collaboration signed with world-leading oncology center MD Anderson, creating unique expertise to jointly discover and develop novel cancer vaccines

•	Appointment of Thaminda Ramanayake as Chief Business Officer, bringing more than 15 years of biopharma company development and deal-making experience

•	Promising COVID-19 and seasonal flu Phase 2 data confirms proprietary mRNA platform elicits strong overall antibody titers at well-tolerated dose levels

•	New Phase 1/2 study in avian flu started in collaboration with GSK addressing potential future pandemic threat

•	Successful safety review of data from glioblastoma Phase 1 Part A with multiepitope cancer vaccine candidate, CVGBM, enables progressing to Part B with expected start mid-2024

•	CureVac to host conference call and webcast today at 9 a.m. ET / 3 p.m. CET

TÜBINGEN, Germany/BOSTON, USA – April 24, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced financial results for the fourth quarter and full-year 2023 and provided a business update.

“We closed out 2023 on a sturdy footing and are poised to advance strongly through 2024 with strategic initiatives to make CureVac fit-for-purpose. We are adapting unnecessary residual pandemic infrastructure, optimizing our workforce and aligning our structures and resources to the right size for our business scope and development priorities. Under this streamlined structure, we intend to move forward with purpose and determination,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “As we advance our pipeline in both infectious disease and oncology, we continue to seize opportunities to accelerate development of our differentiated mRNA approach. This is most recently evidenced by our collaboration with MD Anderson, one of the world’s leading cancer centers. Further expanding such strategic collaborations and partnerships will be the key focus for Thaminda Ramanayake, who will join the management team as Chief Business Officer in June.”

“We finished 2023 with a robust cash position of €402.5 million supported in Q4 by the recognition of a €15 million milestone from GSK for the start of the Phase 2 development of our joint seasonal flu program,” said Pierre Kemula, Chief Financial Officer of CureVac. “Going into 2024, we have had a strong focus on cost management and increased operational efficiency. Importantly, and despite the wind-down of the Pandemic Preparedness Agreement with the German government, these efforts enable us to extend our runway into the fourth quarter of 2025.”

Selected Business Updates

Organizational Redesign

Following a comprehensive operational assessment in 2023, CureVac is implementing in 2024 an organizational redesign to streamline structures and reduce operating costs across most areas of the company. The program was initiated with a “voluntary leaver” program, with the aim to reduce 150 positions. The redesign will be tailored to CureVac’s business scope and pipeline priorities, significantly increasing efficiency and performance while maintaining a strong focus on innovation and R&D activities. The initiated redesign is expected to result in financial savings from the second half of 2024 onwards and extend the company’s cash runway.

Termination of the Pandemic Preparedness Agreement

Due to a rapidly changing epidemiological environment following the end of the COVID-19 pandemic, CureVac and GSK decided to end the Pandemic Preparedness Agreement jointly concluded with the Federal Republic of Germany in April 2022. This decision was made after consultation with the German Federal Ministry of Health and the German Center for Pandemic Vaccines and Therapeutics (ZEPAI). The agreement included the provision of production capacity and supply of mRNA-based vaccines in the event of a public health emergency in Germany.

Termination will take effect on May 31, 2024, with no further financial obligations. Completion of CureVac’s GMP IV manufacturing plant for the production mRNA-based vaccines is unaffected and progressing. Contingent upon regulatory approval, the facility is expected to be certified in the second half of 2024.

Strategic Collaborations

In April 2024, CureVac entered into a strategic co-development and licensing agreement with The University of Texas MD Anderson Cancer Center, one of the world’s leading academic oncology centers. The collaboration centers on the joint development of novel, off-the-shelf mRNA-based cancer vaccine candidates in selected hematological and solid tumor indications with high unmet medical need. It creates strong synergies between CureVac’s unique end-to-end capabilities for cancer antigen discovery, mRNA design, and manufacturing and MD Anderson’s world-class expertise in cancer antigen discovery and validation, translational drug development, and clinical research.

Both parties will contribute to the identification of differentiated cancer antigens based on whole genome sequencing, combined with long- and short-read RNA-sequencing and cutting-edge bioinformatics. Joint preclinical validation of the highest-quality cancer antigens and subsequent selection of promising clinical lead candidates is expected to be followed by initial Phase 1/2 studies in appropriate clinical indications.

Under the terms of the agreement, CureVac has worldwide exclusive rights to late-stage development, commercialization, or partnering of the candidates. MD Anderson is eligible for downstream payments based on potential future commercialization.

Corporate Development

Thaminda Ramanayake was appointed to the CureVac Management Team as Chief Business Officer effective June 1, 2024. Mr. Ramanayake has more than 15 years of international experience in biopharma company development and deal-making. He has built a strong track record of successful clinical collaborations, M&A, asset in-licensing and strategic financing initiatives as well as deep expertise in the fields of immunology and oncology. His focus will be on business strategies to accelerate CureVac’s pipeline, mature the organization, and enable further strategic partnerships.

Mr. Ramanayake joins CureVac from Affini-T Therapeutics, where he served as Chief Business Officer and was responsible for creating the company’s business development organization. He previously served as Vice President and Global Head of Business Development in Oncology at Sanofi, where he established the Clinical Trial Supply Agreement Center of Excellence and negotiated collaborations valued in the hundreds of millions to billions of dollars. He also held positions at BioMarin Pharmaceuticals where he in-licensed numerous gene therapy and oligonucleotide-based assets in hearing loss, cardiology, neurology and other therapeutic areas, and at Amgen, where he negotiated a number of international commercialization agreements.

Mr. Ramanayake holds a master’s degree in immunology from the University of Rochester and an MBA in Finance from the University of Rochester Simon School of Business. He holds a bachelor’s degree in cellular, molecular and systems biology.

Prophylactic Vaccines

Executing on Broad Second-Generation mRNA Vaccine Program, Jointly Developed with GSK

CureVac continues to advance its clinical development programs in prophylactic vaccines in collaboration with GSK. All currently tested candidates apply modified mRNA and are based on CureVac’s proprietary second-generation mRNA backbone, targeting improved intracellular mRNA translation for early and strong immune responses.

Avian Flu (H5N1) Program

Start of the Phase 1 part of a combined Phase 1/2 study of an investigational influenza A (H5N1) pre-pandemic vaccine candidate was announced on April 24, 2024. The H5N1 avian flu virus is considered a potential future pandemic threat, known to sporadically cross species from its original bird host to other animals and humans. The study represents the latest program progressing to clinical trials under the broad infectious disease collaboration agreement with GSK, first announced in July 2020. It assesses the safety, reactogenicity and immunogenicity of a monovalent vaccine candidate based on CureVac’s proprietary second-generation mRNA backbone, encoding an influenza A H5-antigen. In the initial Phase 1 dose-escalation part of the study, up to five dose levels will be assessed compared to a placebo control in healthy younger adults aged 18 to 64 and healthy older adults aged 65 to 85.

Seasonal Flu Program

In the ongoing Phase 2 part of the combined 1/2 study in seasonal flu, CureVac reported promising data from a planned interim analysis on April 4, 2024. The Phase 2 part assessed the reactogenicity, safety, and immunogenicity of a potentially differentiated, multivalent vaccine candidate in 960 healthy younger and older adults. The candidate was tested in comparison to age-matched licensed comparator vaccines, which featured a standard dose seasonal vaccine for younger adults and a high dose seasonal vaccine for older adults. It encodes antigens matched to all four WHO recommended flu strains and was selected from a comprehensive Phase 1 part, which tested mRNA vaccine candidates with up to eight separate mRNA constructs per candidate.

The vaccine candidate was shown to have an acceptable safety and tolerability profile, confirming previous findings that CureVac’s mRNA platform elicits strong overall antibody titers at well-tolerated dose levels. It boosted antibody titers against all encoded flu strains and across all age groups and tested dose levels. Among younger and older adults, geometric mean titers generated by the vaccine candidate against influenza A strains numerically exceeded the geometric mean titers of the licensed comparator vaccines across all tested dose levels. For influenza B strains, geometric mean titers were lower than those elicited by the licensed comparator vaccines, in line with expectations and other initial mRNA-based clinical flu development programs. Further optimizations to enhance immune responses against influenza B strains will be tested in an additional Phase 2 study.

COVID-19 Program

On January 5, 2024, CureVac reported positive results from the planned interim analysis of the ongoing Phase 2 study in COVID-19. The study assessed the safety and immunogenicity of two modified mRNA COVID-19 vaccine candidates: the monovalent candidate, CV0601, encoding the spike protein of the omicron BA.4-5 variant and the bivalent candidate, CV0701, encoding the spike proteins of the omicron BA.4-5 variant and the original SARS-CoV-2 strain. Vaccine candidates were compared to a licensed bivalent mRNA COVID-19 comparator vaccine. All tested dose levels of the vaccine candidates were below those used in mRNA-based COVID-19 vaccines licensed in the U.S. and EU. The study is fully enrolled with 427 healthy adults aged 18 and older equally randomized between dose groups.

The data confirmed favorable reactogenicity profiles for both candidates across all dose levels, showing a lower or similar proportion of participants reporting solicited adverse events relative to the comparator vaccine. Interim immunogenicity data for CV0601, tested at a single dose level, showed neutralizing antibody titers against the Omicron BA.4-5 variant on day 29 following the booster vaccination that were 5.0 times the pre-boosting titers, numerically exceeding the 3.6-fold ratio generated by the licensed comparator vaccine. For the three dose levels tested for CV0701, neutralizing antibody titers against BA.4-5 on day 29 following the booster vaccination were 2.7-fold, 3.7-fold and 4.6-fold the titers before the booster, compared to a 3.6-fold ratio of post- to pre-booster titers for the comparator vaccine. The Phase 2 study is currently ongoing with Part B, assessing different vaccine candidate shelf-life conditions.

Oncology

Broadening of Oncology Footprint with mRNA Cancer Vaccines

CureVac continues to develop the next generation of targeted mRNA-based cancer vaccines based on cutting-edge technologies for antigen discovery and its second-generation mRNA backbone, focusing on two approaches: 1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and 2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile.

Clinical off-the-shelf program in glioblastoma

CureVac’s Phase 1 study of patients with glioblastoma has successfully completed enrollment of all four dose levels within the study’s dose-escalation Part A with multiepitope cancer vaccine candidate, CVGBM.

Following review of the Part A safety data, the Data Safety Monitoring Board (DSMB) has confirmed no dose-limiting toxicities and recommended a 100 µg dose for the subsequent dose-confirmation Part B of the study. Part B is expected to start recruitment mid-2024. A first data readout of the study is expected in the second half of 2024.

The open-label study evaluates the safety and tolerability of CVGBM in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. CVGBM features a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma.

More information can be found at clinicaltrials.gov (NCT05938387).

The RNA Printer® in Oncology

The RNA Printer®, CureVac’s end-to-end solution for integrated and automated manufacturing of GMP-grade mRNA vaccines and therapeutics, successfully achieved the next milestone in an ongoing regulatory review process. The system was granted a framework license that significantly broadens its regulatory freedom and flexibility to manufacture different mRNA vaccine candidates in support of CureVac’s oncology strategy. The framework license represents an extension of the initial manufacturing license CureVac announced on November 14, 2023.

Protection of Intellectual Property Rights

CureVac is asserting its intellectual property rights in litigation against Pfizer/BioNTech in Germany, the U.S. and the UK.

In the U.S., a magistrate judge recently granted a motion by Acuitas Therapeutics to intervene, sever and stay the CureVac’s U.S. litigation against Pfizer/BioNTech. The motion is based on co-ownership and co-inventorship claims related to one patent family covering four patents out of the 10 patents at issue in the U.S. These four patents cover the specific design of a COVID-19 vaccine, using a lipid nanoparticle. The magistrate judge recommended to stay litigation of all ten patents before the District Court of the Eastern District of Virginia until the Acuitas Therapeutics claim is resolved. CureVac is preparing objections to this recommendation and anticipates a decision within the next two months.

In Germany, on December 19, 2023, the German Federal Patent Court granted in the first instance the request filed by BioNTech SE to nullify the German part of CureVac patent EP 1 857 122 B1. CureVac will appeal the decision to the German Federal Court of Justice once a written decision has been issued, remaining highly confident in the strength of its broad intellectual property portfolio and its essential contributions to safe and efficacious COVID-19 vaccines. The decision does not affect the ongoing litigation in Germany regarding seven other intellectual property rights that cover strong foundational as well as COVID-19-specific mRNA innovation. Following this decision, the Regional Court Düsseldorf suspended infringement proceedings in the German part of EP 1 857 122 B1 on December 28, 2023.

Conference call and webcast details

CureVac will host a conference call and webcast today at 3 p.m. CET / 9 a.m. ET.
Dial-in numbers to participate in the conference call:

U.S. Toll-Free:     +1-877-407-0989

International:       +1-201-389-0921

Germany:              0800-182-0040 (landline access) / 0800-184-4713 (cell phone access)

The live webcast link can be accessed via the newsroom section of the CureVac website at https://www.curevac.com/en/newsroom/events/

Corresponding presentation slides will be posted shortly before the start of the webcast.

A replay will be made available at this website after the event.

Financial Update for the Fourth Quarter and Full-Year 2023

Cash Position

Cash and cash equivalents amounted to €402.5 million at the end of December 2023, decreasing from €495.8 million at the end of 2022. In 2023, cash used in operations was mainly allocated to payments in connection with ongoing R&D activities, for expenditures for CureVac’s manufacturing facility, GMP IV, and the purchase of raw materials. This decrease was partially compensated by €219.8 million in net proceeds raised in a follow-on offering in the first quarter of 2023.

Revenues

Revenues amounted to €22.6 million and €53.8 million for the three and twelve months ended December 31, 2023, representing an increase of €10.9 million and a decrease of €13.6 million, or 93.1% and -20.3%, from €11.7 million and €67.4 million for the same period in 2022.

The year-on-year decrease was primarily driven by lower revenues from the two GSK collaboration agreements as the companies agreed to focus on the larger indications. As a consequence, total GSK related revenues of €47.1 million were recognized in 2023, representing a decrease of €15.2 million, compared to €62.3 million in the prior year period. For the three months ended December 31, 2023, revenue was higher compared to the prior year period, as a significant portion of the milestone related to the initiation of Phase 2 of the seasonal flu clinical trial was recognized.

Operating Result

Operating loss amounted to €88.0 million and €274.2 million for the three and twelve months ended December 31, 2023, representing a decrease of €33.5 million and an increase of €24.7 million from €121.5 million and €249.5 million for the same period in 2022.

The operating result was affected by several key drivers mainly related to the closing of our first-generation vaccine effort in COVID-19:

•	Cost of sales decreased primarily due to lower write-off of raw materials. Furthermore, the prior year was impacted by additional costs related to the termination of CMO activities for the first-generation COVID-19 vaccine.

•	Research and development expenses increased primarily with increased activity in infectious disease and oncology R&D projects and development of the workforce. Additionally, the prior year period was positively impacted by €38.5 million related to the reversal of an outstanding CRO provision and by a one-off net gain for a change in the contract termination provision resulting primarily in GSK taking over from the company committed capacity at a CMO.

•	Other income decreased year-on-year due to a one-off compensation from GSK amounting to €32.5 million for reimbursement of prepayments and production set-up activities at a CMO positively impacting the previous year.

Financial Result (Finance Income and Expenses)

Net financial result for the three and twelve months ended December 31, 2023, amounted to €1.5 million and €14.2 million, or an increase of €8.7 million and €13.9 million from a financial loss of €7.2 million and a financial gain of €0.3 million for the same periods in 2022. This increase was mainly driven by interest income on cash investments.

Pre-Tax Loss

Pre-tax loss was €86.5 million and €260.0 million for the three and twelve months ended December 31, 2023, compared to €128.7 million and €249.2 million in the same period of 2022.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, cash runway, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Cash and Condensed Consolidated Profit and Loss Data

(in € millions)	December 31, 2022	December 31, 2023
Cash and Cash Equivalents	495.8	402.5

	Three months ended December 31,
(in € millions)	2022	2023
Revenue	11.7	22.6
Cost of Sales, Operating Expenses & Other Operating Income	-133.2	-110.6
Operating Result	-121.5	-88.0
Financial Result	-7.2	1.5
Pre-Tax Loss	-128.7	-86.5

	Twelve months ended December 31,
(in € millions)	2022	2023
Revenue	67.4	53.8
Cost of Sales, Operating Expenses & Other Operating Income	-316.9	-328.0
Operating Result	-249.5	-274.2
Financial Result	0.3	14.2
Pre-Tax Loss	-249.2	-260.0